ELBIT SYSTEMS REPORTS
THIRD QUARTER 2007 RESULTS

Third quarter revenues reached $519m, up 38% year-over-year (YoY);
Net profit in the third quarter was $26m, a 41% YoY increase
$214m in operating cash flow for the first nine months of 2007, a 43% YoY increase

Haifa, Israel, November 14, 2007 - Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT), the international defense company, today reported its consolidated results for the third quarter ended September 30, 2007.

Backlog of orders as of September 30, 2007 reached a record $4,548 million, compared with $3,786 million as of December 31, 2006. 71% of the backlog is for sales outside Israel, and approximately 50% of the backlog is scheduled to be performed by the end of 2008. The majority of the balance is scheduled to be performed in 2009 and 2010.

Consolidated revenues for the third quarter of 2007 increased by 38% to $518.9 million, from $376.7 million in the third quarter of 2006.

Gross profit for the third quarter of 2007 increased by 46% to $140.2 million (27.0% of revenues), as compared with gross profit of $96.1 million (25.5% of revenues) in the third quarter of 2006.

Net profit for the third quarter of 2007 was $26.4 million (5.1% of revenues) compared with a net profit of $18.7 million (5.0% of revenues) in the third quarter of 2006. Earnings per diluted share for the third quarter of 2007, was $0.62 as compared with earnings per diluted share of $0.45 for the third quarter of 2006.

Operating Cash flow generated during the first nine months of 2007 reached a record $214.2 million.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “We are pleased to report another strong quarter of growth, which was based on organic revenue growth of 19% and contribution from acquisitions, bringing our overall revenue growth to 38% over last year. Again, our backlog grew strongly and we generated strong cash flow in the first nine months of the year. Our two recent acquisitions, Tadiran and Ferranti Technologies (Group) Limited, both of which are important steps in our strategy for accelerated growth, have already borne fruit and we have already reaped some of the benefit from the synergies between our businesses. The ongoing merger process, relating to our new subsidiary - Elbit Systems Land and C4I - Tadiran Ltd., which was announced last week, will further expand our business opportunities and will be instrumental to the Group's continued and long-term success".

The Board of Directors declared a dividend of $0.17 per share for the third quarter of 2007. The dividend’s record date is November 27, 2007, and the dividend will be paid on December 10, 2007, net of taxes and levies, at the rate of 16.29%.

Conference Call
The Company will also be hosting a conference call today, November 14, 2007 at 9:00 am EDT. On the call, management will review and discuss its second quarter 2007 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
UK Dial-in Number: 0 800 032 3367
ISRAEL Dial-in Number: 03 918 0685
INTERNATIONAL Dial-in Number: +972 3 918 0685
at:
9:00 am Eastern Time, 6:00am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time

This call will be broadcast live from a link on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 2 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are either:
1 888 254 7270 (US) ; 0 800 028 6837 (UK); or +972 3 925 5921 (International).

About Elbit Systems Ltd.:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (C4ISR), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:       IR Contact:

Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications	Ehud Helft / Kenny Green
Elbit Systems Ltd.	G.K. Investor Relations
Tel: +972-4-8316663	Tel: 1-646-201-0246
Fax: +972-4-8316944	Fax: + 972-3-6074711
E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or companies in the Elbit Systems Group, to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Elbit Systems Group operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. Elbit Systems does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousand of US Dollars)

	September 30	December 31
	2007	2006
	Unaudited	Audited
Assets
Current Assets:
Cash and short term deposits	321,387	85,400
Available for sale marketable securities	95,297	2,106
Trade receivable and others	523,928	463,323
Inventories, net of advances	435,548	371,962
Total current assets	1,376,160	922,791

Affiliated Companies & other Investments	64,245	235,723
Long-term receivables & others	268,338	190,963
Fixed Assets, net	336,283	294,628
Other assets, net	640,945	128,995
	2,685,971	1,773,100
Liabilities and Shareholder’s Equity

Current liabilities	1,199,697	810,885
Long-term liabilities	960,752	461,760
Minority Interest	11,912	6,871
Shareholder’s equity	513,610	493,584
	2,685,971	1,773,100

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousand of US Dollars, except for per share amounts)

	Nine Months Ended Setpember 30		Three Months Ended September 30		Year Ended December 31
	2007	2006	2007	2006	2006
	Unaudited		Unaudited		(Audited)
Revenues	1,390,705	1,055,855	518,947	376,670	1,523,243
Cost of revenues	1,020,022	782,605	378,755	280,538	1,149,768
Restructurirng expenses	10,482	-	-	-	-
Gross Profit	360,201	273,250	140,192	96,132	373,475

Research and development, net	87,594	64,363	34,520	24,574	92,232
Marketing and selling	113,134	81,027	41,558	27,397	111,880
General and administrative	73,182	57,454	28,764	19,727	77,505
IPR&D write-off	16,560	-	-	-	-
Total operating expenses	290,470	202,844	104,842	71,698	281,617

Operating income	69,731	70,406	35,350	24,434	91,858

Financial expenses, net	(8,698)	(15,363)	(736)	(4,445)	(21,456)
Other income (expenses), net	82	391	(13)	231	1,814
Income before income taxes	61,115	55,434	34,601	20,220	72,216
Taxes on income	21,311	16,645	9,189	7,279	20,694
	39,804	38,789	25,412	12,941	51,522
Equity in net earnings of affiliated companies and partnership	10,021	8,189	4,248	4,575	14,743
Minority rights	(5,042)	1,304	(3,285)	1,227	5,977
Net income (loss)	44,783	48,282	26,375	18,743	72,242

Earnings per share
Basic net earnings (loss) per share	$1.07	$1.17	$0.63	$0.45	$1.75

Diluted net earnings (loss) per share	$1.06	$1.15	$0.62	$0.45	$1.72